Exhibit 99.11

Highlights

The Québec economy stagnated in 2023, posting real GDP of just 0.2% for the first three quarters of 2023 compared to the same period in 2022. This is a significant slowdown, as a 2.5% growth was observed in 2022. Moreover, inflation continues to decelerate, but remains high.

Recent developments in the economic situation have had an adverse impact on tax revenue, in particular, on corporate tax revenues. Moreover, lower results from Hydro-Québec arising from low runoff observed in 2023-2024, as well as the increase in expenditures stemming from the pace of infrastructure investments, are also putting pressure on public finances. Accordingly, the deficit for 2023-2024 now stands at $6.3 billion after deposits of dedicated revenues in the Generations Fund. This represents a $2.3-billion deterioration in the financial framework since the fall 2023 update after use of the $500 million contingency reserve.

Thus, revenues are expected to reach $146.8 billion for the year as a whole, while expenditures, including deposits of dedicated revenues in the Generations Fund, are expected to total $153.1 billion.

The net debt burden is expected to be 39.0% of GDP as at March 31, 2024, which is 1.1 percentage points higher than forecast in the fall 2023 update, mainly due to the deficit and higher-than-expected investments in public infrastructure.

Moreover, since the start of 2023-2024,1 borrowings contracted amount to $21.4 billion, that is, 100% of the scheduled program.

Budget forecasts for fiscal 2023-2024 (billions of dollars)	A budgetary deficit of $6.3B for 2023-2024

Own-source revenue $115.5B

Federal transfers $31.3B

Portfolio expenditures $141.3B

Debt service $9.7B

Deposits of dedicated revenues in the Generations Fund $2.1B

Note : These forecasts correspond to those published in the March 2024 budget.

(1)	Deposits of dedicated revenues in the Generations Fund are presented under expenditures for illustrative purposes.

1	Long-term borrowings contracted between April 1, 2023 and February 23, 2024.

Section 1: Recent Developments and Budgetary Outlook in Brief

Recent developments in the economic situation

Real GDP growth stagnated in 2023 following a strong increase of 2.5% in 2022. For the first three quarters of 2023, compared to the corresponding period in 2022, real GDP growth was 0.2% (+0.4% in the first quarter, −0.4% in the second quarter and −0.2% in the third quarter of 2023).

■	The moderation in economic activity coincides with monetary tightening by the Bank of Canada, which is intended to curb inflationary pressures.

The actions taken so far by the Bank of Canada are bearing fruit. Price increases are slowing down.

■	The annual change in the consumer price index (CPI) stood at 3.3% in January 2024 (+4.0% in December 2023), after peaking at 8.0% in June 2022. Despite this slowdown, inflation remains high.

As a result, nominal GDP growth is moderating. Following an increase of 8.4% in 2022, it stood at 3.9% for the first three quarters of 2023 compared to the corresponding period in 2022.

Despite the economic slowdown, labour market conditions remain tight. The unemployment rate for 2023 stood at 4.5%, close to the all-time low recorded for 2022 (4.3%). On average for 2023, the employment rate for people aged 15 to 64 peaked at 78.4%. However, the monthly unemployment rate is increasing, from 4.0% in January 2023 to 4.5% in January 2024 (4.7% in December).

The tight labour market is reflected in wages and salaries, which increased by 6.0% for the whole of 2023 compared to 2022.

Significant wage gains and inflation supported household spending, which increased by 6.5% in the first three quarters of 2023 compared to the same period in 2022.

As for businesses, the net operating surplus of corporations fell significantly by 13.9% in the first three quarters of 2023 compared to the same period in 2022. This decline is due in particular to the economic downturn and lower commodity prices, which affected natural resource export prices.

Change in economic activity in Québec (real and nominal GDP, quarterly percentage change)	Consumer price index for Québec (annual percentage change)

Report on Québec’s Financial Situation – Third Quarter of 2023-2024	Page 2 | 23

Section 1: Recent Developments and Budgetary Outlook in Brief

Summary of results and financial outlook for 2023-2024

► Results as at December 31, 2023

For the first nine months of 2023-2024, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $2.0 billion. This represents a decrease of $700 million in the budgetary balance compared to the same time last year.

This result is due to the following factors:

■	revenues of $107.9 billion, up 1.2% compared to the same period last year. This increase was mainly due to growth in revenues from federal transfers arising from a one-time increase in the Canada Health Transfer envelope. However, the increase in federal transfers revenues has been mitigated by lower own-source revenues in the context of an economic slowdown, as well as the decrease in the bottom two tax brackets announced in the 2023-2024 budget and the decrease in Hydro-Québec’s exports;

■	expenditures of $108.5 billion, up 2.8% compared to the same period last year. This growth is mainly attributable to portfolio expenditures (3.4%), in particular in health and social services;

■	deposits of dedicated revenues in the Generations Fund of $1.4 billion.

► Budgetary outlook for 2023-2024

The stagnant economic activity, the decline in electricity exports and the pace of infrastructure investments have put pressure on public finances and have led to a $2.3-billion deterioration in the financial framework in 2023-2024 since the fall 2023 update, after use of the $500 million contingency reserve.

■	As a result, the projected budgetary deficit for 2023-2024 now stands at $6.3 billion, after deposits of dedicated revenues in the Generations Fund.

Thus, revenues are expected to reach $146.8 billion, while expenditures, including deposits of dedicated revenues in the Generations Fund, are expected to total $153.1 billion.

■	Revenues have been adjusted downwards by $2.3 billion since the fall 2023 update and are expected to stand at $146.8 billion, representing annual growth of 1.7% compared to 2022-2023.

■	Own-source revenue excluding revenue from government enterprises has been adjusted downwards by $1.3 billion due to recent economic developments, which have resulted in lower corporate tax revenues.

■	Revenue from government enterprises has been adjusted downwards by $779 million, mainly due to:

■	lower exports from Hydro-Québec resulting from low precipitation in the geographic regions where its main basins are located;

■	lower revenues from Investissement Québec due to a decline in the value of certain investments.

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Section 1: Recent Developments and Budgetary Outlook in Brief

■	Federal transfers have been adjusted downwards by $207 million due, in particular, to an increase in the value of the Québec special abatement subtracted from them.

■	Expenditures have been adjusted downwards by $692 million since the fall 2023 update and are expected to total $151.0 billion, with annual growth of 2.5% compared to 2022-2023.

■	Portfolio expenditures have been adjusted upwards by $909 million due, in particular, to the pace of infrastructure investments. They are expected to total $141.3 billion (annual growth of 3.0%).

■	Debt service has been adjusted downwards by $217 million, mainly due to lower-than-anticipated interest rates in 2023-2024. It is expected to total $9.7 billion (annual change of −4.1%).

■	Deposits of dedicated revenues in the Generations Fund have been adjusted downwards by $160 million to $2.1 billion, due to lower revenues from realised investment income and water-power royalties.

Summary of results as at December 31, 2023 and budgetary outlook for 2023-2024

(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal 2023-2024
	April to December				Fall 2023 update		New estimate(1)
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)		Level ($M)	Change (%)
Own-source revenue	85 382	85 121	–261	–0.3	117 554	1.7	–2 068		115 486	–0.1
Federal transfers	21 231	22 800	1 569	7.4	31 497	9.6	–207		31 290	8.9	(2)
Total revenue	106 613	107 921	1 308	1.2	149 051	3.3	–2 275		146 776	1.7
Portfolio expenditures	−97 707	−100 982	−3 275	3.4	–140 438	2.3	–909		−141 347	3.0
Debt service	−7 877	−7 542	335	–4.3	–9 867	−1.9	217		−9 650	–4.1
Total expenditure	−105 584	−108 524	−2 940	2.8	–150 305	2.0	–692		–150 997	2.5
Contingency reserve	—	—	—	—	–500	—	500		—	—
OPERATING SURPLUS (DEFICIT)(3)	1 029	−603	−1 632	—	–1 754	—	–2 467		−4 221	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−2 309	−1 377	932		–2 241	—	160		–2 081	—
BUDGETARY BALANCE(4)	−1 280	−1 980	–700	—	–3 995	—	–2 307	(5)	−6 302	—

(1)	These forecasts correspond to those published in the March 2024 budget.
(2)	Annual growth in federal transfer revenues is estimated at 8.9% in 2023-2024, stemming from a one-time increase from the Canada Health Transfer. For the first nine months of the year, growth is weaker (7.4%) due to the change in the value of the special Québec abatement, which is deducted from transfer revenues. Growth in transfer revenues from January to March 2024 is expected to be higher than for the same period the previous year.
(3)	Balance within the meaning of the public accounts.
(4)	Budgetary balance within the meaning of the Balanced Budget Act.
(5)	The $2.3 billion adjustment since the fall 2023 update is explained by a deterioration of $2.8 billion in the financial framework partially offset by using the $500-million contingency reserve.

► Additional information

The net debt burden is forecast at 39.0% of GDP as at March 31, 2024, 1.1 percentage points higher than forecast in the fall 2023 update, due to the deficit and higher-than-expected investments in public infrastructure.

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Section 2: Detailed Results and Budgetary Outlook

Revenue Own-source revenue

Highlights	Quarterly own-source revenue (millions of dollars)
Own-source revenue of $85.1 billion as at December 31, 2023. Cumulative change of −0.3% year over year.

► Results as at December 31, 2023

As at December 31, that is, for the first nine months of 2023-2024, own-source revenue amounted to $85.1 billion. This represents a decrease of $261 million (−0.3%) compared to the same period the previous year.

Tax revenue decreased by $686 million (−1.0%), to $67.6 billion. These results are essentially attributable to:

■	a $50-million decrease (−0.2%) in personal income tax, due mainly to the lowering of the first two tax brackets announced in the 2023-2024 budget;

■	a $393-million increase (6.6%) in contributions for health services, attributable in particular to salaries and wages, whose growth amounted to 6.0% in 2023;

■	a $1.5-billion decrease (−17.1%) in corporate tax revenues, due, in particular, to the 13.9% decline in net operating surplus of corporations for the first three quarters of 2023 and the increase in refunds for overpaid instalments;

■	a $477-million increase (2.3%) in consumption taxes, due to the 6.5% growth in household consumption for the first three quarters of 2023. Growth in household consumption was partly offset by a 17.9% decline in residential investment over the same period.

Other own-source revenue rose by $1.2 billion (9.4%) to $14.4 billion due to:

■	a $28-million decrease (−0.6%) in duties and permits, resulting mainly from lower mining revenues partly offset by an increase in revenues from the auction of GHG emission allowances;

■	a $1.3-billion increase (14.3%) in miscellaneous revenues, due in part to the change in investment income from the Generations Fund in 2023-2024, which in 2022-2023 was below its usual level, as well as higher interest income related to tax debts administered by the Agence du revenu du Québec.

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Section 2: Detailed Results and Budgetary Outlook

Revenue from government enterprises decreased by $809 million (−20.4%) to $3.2 billion.

■	This change is mainly attributable to a decrease in Hydro-Québec’s results, mainly due to the lower value of its exports due to low precipitation in the geographic regions where its main basins are located.

■	This decrease is offset by the improvement in Investissement Québec’s results, which had been affected in 2022-2023 by unfavourable financial market results.

Own-source revenue

(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal 2023-2024
	April to December				Fall 2023 update		New estimate(1)
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Income and property taxes
– Personal income tax	31 650	31 600	–50	–0.2	42 677	1.0	–288	42 389	0.3
– Contributions for health services	5 918	6 311	393	6.6	8 310	5.0	–12	8 298	4.9
– Corporate taxes	8 999	7 464	−1 535	–17.1	12 563	–5.1	−1 164	11 399	–13.9
– School property tax	830	859	29	3.5	1 126	1.2	11	1 137	2.2
Consumption taxes	20 861	21 338	477	2.3	27 367	2.9	–249	27 118	2.0
Tax revenue	68 258	67 572	−686	–1.0	92 043	1.0	−1 702	90 341	–0.9
Duties and permits	4 316	4 288	−28	–0.6	5 821	1.4	11	5 832	1.6
Miscellaneous revenue	8 837	10 099	1 262	14.3	13 714	13.5	402	14 116	16.8
Other own-source revenue	13 153	14 387	1 234	9.4	19 535	9.6	413	19 948	11.9
Total own-source revenue excluding revenue from government enterprises	81 411	81 959	548	0.7	111 578	2.4	−1 289	110 289	1.2
Revenue from government enterprises	3 971	3 162	–809	–20.4	5 976	–9.7	–779	5 197	–21.5
TOTAL	85 382	85 121	–261	–0.3	117 554	1.7	−2 068	115 486	–0.1

(1)	These forecasts correspond to those published in the March 2024 budget.

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2023-2024

Own-source revenue is forecast at $115.5 billion in 2023-2024 (annual growth of −0.1%), a downward adjustment of $2.1 billion from the fall 2023 update forecast.

■	Recent developments in the economic situation and the decline in tax revenues should result in own-source revenue excluding revenue from government enterprises being $1.3 billion lower than the fall 2023 update forecast for 2023-2024.

■	The $288-million decrease in personal income tax is explained by lower-than-expected tax revenues. Thus, projected growth dropped from 1.0% to 0.3%.

■	The $1.2-billion decrease in corporate taxes is explained by the downward adjustment of 4.3 percentage points in the growth of the net operating surplus of corporations in 2023, which had a negative impact on revenues in 2023-2024. Thus, projected growth went from −5.1% to −13.9%.

■	The $249-million decrease in consumption taxes is due to a downward adjustment of 1.3 percentage points in the growth in household consumption for 2023. For this reason, projected growth went from 2.9% to 2.0%.

■	The $402-million upward adjustment in miscellaneous revenue stems from higher interest income from tax claims administered by the Agence du revenu du Québec. Thus, projected growth went from 13.5% to 16.8%.

■	The forecast for revenues from government enterprises was adjusted downwards by $779 million, bringing projected annual growth from −9.7% to −21.5%. This adjustment was mainly due to:

■	lower exports from Hydro-Québec, resulting from low precipitation in the geographic regions where its main basins are located;

■	lower revenues from Investissement Québec due to a decline in the value of certain investments.

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Section 2: Detailed Results and Budgetary Outlook

Composition of own-source revenue

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

■	Changes in own-source revenue generally reflect changes in economic activity in Québec and in the tax system.

Own-source revenue also includes other sources of revenue:

■	duties and permits, in particular revenue from the carbon market;

■	miscellaneous revenue, such as tuition fees and revenues from interest, the sale of goods and services, as well as fines, forfeitures and recoveries.

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

■	Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

Own-source revenue as at December 31, 2023 (billions of dollars, percentage of total own-source revenue)

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Section 2: Detailed Results and Budgetary Outlook

Revenue

Federal transfers

Highlights	Quarterly federal transfers (millions of dollars)
Federal transfers of $22.8 billion as at December 31, 2023. Cumulative growth of 7.4% year over year.

► Results as at December 31, 2023

As at December 31, that is, for the first nine months of 2023-2024, federal transfers amount to $22.8 billion. This represents a increase of $1.6 billion (7.4%) compared to the same period the previous year. This change is mainly attributable to an increase in revenue from health transfers, a portion of which is non-recurring.

■	Revenue from health transfers rose by $1.1 billion (20.1%) to $6.6 billion, due, in particular, to growth in the Canada Health Transfer, linked to changes in Canada’s nominal GDP and a one-time increase of $2.0 billion in this transfer (Québec’s share being $447 million).

Federal transfers

(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal 2023-2024
	April to December				Fall 2023 update		New estimate(1)
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(2)
Equalization	10 250	10 528	278	2.7	14 037	2.7	—	14 037	2.7
Health transfers	5 502	6 608	1 106	20.1	8 810	24.4	−32	8 778	23.9
Transfers for post-secondary education and other social programs	1 061	1 125	64	6.0	1 499	15.8	−48	1 451	12.1
Other programs	4 418	4 539	121	2.7	7 151	6.8	−138	7 024	4.9
TOTAL	21 231	22 800	1 569	7.4	31 497	9.6	−218	31 290	8.9

(1)	These forecasts correspond to those published in the March 2024 budget.
(2)	Annual growth in federal transfer revenues is estimated at 8.9% in 2023-2024, stemming from a one-time increase from the Canada Health Transfer. For the first nine months of the year, growth is weaker (7.4%) due to the change in the value of the special Québec abatement, which is deducted from transfer revenues. Growth in transfer revenues from January to March 2024 is expected to be higher than for the same period the previous year.

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2023-2024

Federal transfers are expected to stand at $31.3 billion (annual growth of 8.9%) in 2023-2024. This represents a downward adjustment of $207 million from the fall 2023 update forecast due, in particular, to an increase in the value of the special Québec abatement, which is subtracted from transfer revenues.

Composition of federal transfers

Revenue from federal transfers consist of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

These revenues mainly come from:

■	the equalization program;

■	the Canada Health Transfer (CHT);

■	the Canada Social Transfer (CST);

■	other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Federal transfers as at December 31, 2023 (billions of dollars, percentage of total revenue from federal transfers)

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Section 2: Detailed Results and Budgetary Outlook

Expenditure

Portfolio expenditures and debt service

Highlights	Quarterly expenditure (millions of dollars)
Expenditures of $108.5 billion as at December 31, 2023. Cumulative growth of 2.8% year over year.

►Results as at December 31, 2023

As at December 31, that is, for the first nine months of 2023-2024, expenditures amounted to $108.5 billion. This represents a increase of $2.9 billion (2.8%) compared to the same period the previous year.

Portfolio expenditures rose by $3.3 billion (3.4%) to $101.0 billion. In addition to the expected change in costs related to the delivery of public services, the growth observed as at December 31, 2023 is explained by the following factors:

■	expenditure in the Santé et Services sociaux portfolio increased by $1.5 billion (3.5%) to $45.0 billion. This increase is due, in particular, to changes in compensation and expenditures tied to drugs and medical and surgical supplies;

■	expenditure in the Éducation portfolio increased by $423 million (3.1%) to $14.2 billion. This increase is attributable, in particular to changes in staff remuneration in school service centres and school boards;

■	expenditure in the Enseignement supérieur portfolio increased by $571 million (8.2%) to $7.5 billion. This increase is mainly due to the Perspective Québec incentive scholarship program introduced in September 2022;

■	expenditure in the Famille portfolio increased by $486 million (8.5%) to $6.2 billion. This increase is attributable in part to the increase of the Family Allowance and the creation of new subsidized childcare spaces;

■	expenditure in the Transports et Mobilité durable portfolio rose by $625 million (14.9%) to $4.8 billion. This increase is explained, in particular, by expenses related to subsidized public transit infrastructure projects;

■	expenditure in the Emploi et Solidarité sociale portfolio decreased by $3,2 million (−42.6%) to $4.3 billion. This decrease is mainly due to the one-time cost of living support payment granted in December 2022. It is offset in part by an increase in last-resort financial assistance programs;

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Section 2: Detailed Results and Budgetary Outlook

■	expenditure in the Affaires municipales et Habitation portfolio decreased by $93 million (−3.5%) to $2.5 billion. This change is attributable, among other things, to non-recurring grants paid in 2022 to promote access to quality and affordable housing, which had a downward impact on growth in 2023-2024;

■	expenditure in the Économie, Innovation et Énergie portfolio increased by $758 million (40.9%) to $2.6 billion. This increase is due in particular to the increase in the tax credit for Investment and Innovation as well as the tax credit for Salaries and Wages (R&D);

■	expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio increased by $309 million (37.0%), to $1.1 billion. This change is due, in particular, to subsidies granted under the Roulez vert program;

■	expenditure in other portfolios rose by $1.8 billion (17.0%) to $12.7 billion.

Debt service expenditure decreased by $335 million (−4.3%) and stood at $7.5 billion. This decrease is mainly due to the non-recurrence of losses on the disposal of assets as part of the management of the investment activities of the Sinking Fund for Government Borrowings. The rapid rise in interest rates in 2022-2023 had resulted in significant losses.

Expenditure

(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal 2023-2024
	April to December				Fall 2023 update		New estimate(1)
	2022- 2023(2)	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Santé et Services sociaux	43 500	45 025	1 525	3.5	59 097	–0.5	331	59 428	0.0
Éducation	13 813	14 236	423	3.1	19 930	1.9	522	20 452	4.9
Enseignement supérieur	6 928	7 499	571	8.2	10 334	7.0	350	10 684	10.7
Famille	5 698	6 184	486	8.5	8 368	6.8	355	8 723	11.3
Transports et Mobilité durable	4 202	4 827	625	14.9	6 809	5.5	-668	6 141	–4.8
Emploi et Solidarité sociale	7 422	4 258	−3 164	−42.6	5 478	–39.0	264	5 742	–36.1
Affaires municipales et Habitation	2 632	2 539	–93	−3.5	4 739	–3.8	584	5 323	8.0
Économie, Innovation et Énergie	1 854	2 612	758	40.9	3 861	20.5	305	4 166	29.9
Environnement, Lutte contre les changements climatiques, Faune et Parcs	835	1 144	309	37.0	2 442	46.0	–223	2 219	32.6
Other portfolios	10 823	12 658	1 835	17.0	19 380	24.2	–911	18 469	18.3
Portfolio expenditures	97 707	100 982	3 275	3.4	140 438	2.3	909	141 347	3.0
Debt service	7 877	7 542	−335	–4.3	9 867	–1.9	–217	9 650	–4.1
TOTAL	105 584	108 524	2 940	2.8	150 305	2.0	692	150 997	2.5

(1)	These forecasts correspond to those published in the March 2024 budget.
(2)	Certain expenditures were reclassified between portfolios to comply with the presentation adopted in 2023-2024.

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2023-2024

Expenditure is forecast at $151.0 billion in 2023-2024 (annual growth of 2.5%), an upward adjustment of $692 million from the fall 2023 update.

■	Portfolio expenditures are adjusted upwards by $909 million from the fall 2023 update due, among other things, to the pace of infrastructure investments, as well as to new initiatives announced in Budget 2024-2025, particularly to help students with difficulties to go back into the classroom and fund low-rental housing stock renovations. They should total $141.3 billion (annual growth of 3.0%).

■	Debt service is adjusted downwards by $217 million, mainly due to lower interest rates than expected in the fall 2023 update forecast. It is expected to total $9.7 billion (annual change of −4.1%).

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Section 2: Detailed Results and Budgetary Outlook

Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

■	Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

■	program expenditures;

■	expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

■	tax-funded expenditures, which consist of refundable tax credits and the expenditure for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2023-2024, there are 24 ministerial portfolios. The three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for a little more than 64% of annual portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

Expenditure as at December 31, 2023

(billions of dollars, percentage of total expenditure)

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Section 3: Additional Information

Debt

As at March 31, 2024, net debt is forecast to stand at $221.1 billion, or 39.0% of GDP. Compared to the fall 2023 update, this is an upward adjustment of 1.1 percentage points of GDP due to an increase in the deficit and higher investments in public infrastructure. The decrease in the level of debt results mainly from the completion of work on the valuation of asset retirement obligations as part of Public Accounts 2022-2023.

Net debt as at March 31, 2024

(millions of dollars)

	Fall 2023 update	Adjustment	New estimate(1)
NET DEBT, BEGINNING OF YEAR	209 795	−1 083	208 712
% OF GDP	38.0	0.3	38.3
Budgetary deficit (surplus)	3 995	2 307	6 302
Capital investments	6 690	1 846	8 536
Accounting adjustments	–341	—	–341
Deposits of dedicated revenues in the Generations Fund	−2 241	160	–2 081
Total change	8 103	4 313	12 416
NET DEBT, END OF YEAR	217 898	3 230	221 128
% OF GDP	37.9	1.1	39.0

(1)	These forecasts correspond to those published in the March 2024 budget.

As at March 31, 2024, Québec’s net debt-to-GDP ratio will be at 39.0%, compared to 29.9% for the provincial average. The government is committed to gradually reducing Québec’s net debt to 30% of GDP by fiscal year 2037-2038.

Net debt of governments in Canada as at March 31, 2024

(percentage of GDP)

(1)	This average is obtained by dividing the sum of provincial debts by the sum of provincial GDP.

Source: Government budget documents.

Report on Québec’s Financial Situation – Third Quarter of 2023-2024	Page 15 | 23

Section 3: Additional Information

Net financial surpluses or requirements

For the period of April to December 2023, net financial requirements amount to $16.5 billion and are due to:

■	the $603-million deficit resulting from the difference between government revenues and expenditures;

■	the $3.9-billion financial requirements for investments, loans and advances, which result in particular from an increase in the equity value of government enterprises;[2]

■	the $5.5-billion financial requirements related to government capital investments, mainly due to investments of $9.6 billion, notably to repair and build schools and healthcare facilities. These investments were partially offset by amortization expenses of $4.0 billion;[2]

■	the $2.6-billion financial requirements related to the liability for the retirement plans and other employee future benefits, resulting from the payment of government employee benefits of $5.4 billion, partially offset by the net cost of plans of $2.8 billion;[2]

■	the $2.6-billion financial requirements from other accounts,[3] arising in particular from disbursements relating to expenses recognized at the end of 2022-2023;

■	the $1.4-billion financial requirements generated by deposits in the Generations Fund.

Net financial surpluses or requirements

(unaudited data, millions of dollars)

April to December
	2022-2023	2023-2024
OPERATING SURPLUS (DEFICIT)	1 029	–603
Non-budgetary transactions
Investments, loans and advances	−2 749	−3 853
Capital investments	−3 489	−5 489
Retirement plans and other employee future benefits	−2 243	−2 588
Other accounts(1)	−3 982	−2 566
Deposits in the Generations Fund	−2 309	−1 377
Total non-budgetary transactions	−14 772	−15 873
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−13 743	−16 476

(1)	The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

2	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
3	The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

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Section 3: Additional Information

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on the accrual basis of accounting.

■	Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

■	This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

Report on Québec’s Financial Situation – Third Quarter of 2023-2024	Page 17 | 23

Section 3: Additional Information

Financing program and borrowings

The financing program corresponds to long-term borrowings made, in particular, to repay maturing borrowings and to fund the government’s capital investments. For 2023-2024, the program amounts to $21.5 billion.4

Since the start of 2023-2024,5 borrowings contracted amount to $21.4 billion, that is, 100% of the scheduled program.

■	Conventional bonds in Canadian dollars are the main borrowing instrument used.

■	Borrowings on foreign markets account for 34% of borrowings made to date in 2023-2024.

Summary of long-term borrowings contracted in 2023-2024

Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	12 034	56.3
Savings products issued by Épargne Placements Québec	1 256	5.9
Green bonds	591	2.8
Immigrant investors(1)	190	0.9
Subtotal	14 071	65.9
OTHER CURRENCIES
U.S. dollar	6 702	31.4
Swiss franc	586	2.7
Subtotal	7 288	34.1
TOTAL	21 359	100.0

Note: Long-term borrowings contracted between April 1, 2023 and February 23, 2024.

(1)	These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

Summary of long-term borrowing repayments in 2023-2024

Currencies	$million
CANADIAN DOLLAR
Conventional bonds	4 391
Other	931
Subtotal	5 322
OTHER CURRENCIES
U.S. dollar	1 322
Euro	1 484
Other	848
Subtotal	3 654
TOTAL	8 976

Note: Long-term borrowing repayments from April 1 to December 31, 2023.

4	This is the financing program published in the March 2024 budget.
5	Long-term borrowings contracted between April 1, 2023 and February 23, 2024.

Report on Québec’s Financial Situation – Third Quarter of 2023-2024	Page 18 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2023-2024

Results and budgetary outlook for 2023-2024 – Budgetary balance

(level and adjustment in millions of dollars, percentage change compared to the same period last year)

			Forecast for fiscal 2023-2024
	April to December 2023		March 2023 budget		Fall 2023 update			New estimate(1)					Adjustment since the
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)	Adjustment ($M)		Level ($M)	Change (%)		March 2023 budget
Revenue
Own-source revenue	85 121	–0.3	117 989	1.8	-435	117 554	1.7	−2 068		115 486	–0.1		−2 503
Federal transfers	22 800	7.4	29 742	1.8	1 755	31 497	9.6	–207		31 290	8.9	(2)	1 548
Subtotal – Revenue	107 921	1.2	147 731	1.8	1 320	149 051	3.3	−2 275		146 776	1.7		–955
Expenditure
Portfolio expenditures	−100 982	3.4	−138 392	1.2	−2 046	−140 438	2.3	–909		−141 347	3.0		−2 955
Debt service	−7 542	–4.3	−9 464	–5.9	–403	−9 867	–1.9	217		−9 650	–4.1		–186
Subtotal – Expenditure	−108 524	2.8	−147 856	0.7	−2 449	−150 305	2.0	–692		−150 997	2.5		−3 141
Contingency reserve	—	—	−1 500	—	1 000	-500	—	500		—	—		1 500
OPERATING SURPLUS (DEFICIT)(3)	-603	—	−1 625	—	–129	−1 754	—	−2 467		−4 221	—		−2 596
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−1 377	—	−2 373	—	132	−2 241	—	160		−2 081	—		292
BUDGETARY BALANCE(4)	−1 980	—	−3 998	—	3	−3 995	—	−2 307	(5)	−6 302	—		−2 304

(1)	These forecasts correspond to those published in the March 2024 budget.
(2)	Annual growth in federal transfer revenues is estimated at 8.9% in 2023-2024, stemming from a one-time increase from the Canada Health Transfer. For the first nine months of the year, growth is weaker (7.4%) due to the change in the value of the special Québec abatement, which is deducted from transfer revenues. Growth in transfer revenues from January to March 2024 is expected to be higher than for the same period the previous year.
(3)	Balance within the meaning of the public accounts.
(4)	Budgetary balance within the meaning of the Balanced Budget Act.
(5)	The $2.3 billion adjustment since the fall 2023 update is explained by a deterioration of $2.8 billion in the financial framework partially offset by using the $500-million contingency reserve.

Report on Québec’s Financial Situation – Third Quarter of 2023-2024	Page 19 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2023-2024 (cont.)

Results and budgetary outlook for 2023-2024 – Revenue

(level and adjustment in millions of dollars, percentage change compared to the same period last year)

			Forecast for fiscal 2023-2024
	April to December 2023		March 2023 budget		Fall 2023 update			New estimate(1)				Adjustment since the
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)		March 2023 budget
Own-source revenue
Income and property taxes
– Personal income tax	31 600	-0.2	43 126	1.1	–449	42 677	1.0	–288	42 389	0.3		–737
– Contributions for health services	6 311	6.6	7 944	1.3	366	8 310	5.0	–12	8 298	4.9		354
– Corporate taxes	7 464	–17.1	13 192	–0.5	–629	12 563	–5.1	−1 164	11 399	–13.9		−1 793
– School property tax	859	3.5	1 184	6.5	–58	1 126	1.2	11	1 137	2.2		–47
Consumption taxes	21 338	2.3	27 290	2.8	77	27 367	2.9	–249	27 118	2.0		–172
Subtotal – Tax revenue	67 572	–1.0	92 736	1.4	–693	92 043	1.0	−1 702	90 341	–0.9		−2 395
Duties and permits	4 288	–0.6	5 739	–4.0	82	5 821	1.4	11	5 832	1.6		93
Miscellaneous revenue	10 099	14.3	12 707	7.8	1 007	13 714	13.5	402	14 116	16.8		1 409
Subtotal – Other own-source revenue	14 387	9.4	18 446	3.8	1 089	19 535	9.6	413	19 948	11.9		1 502
Total own-source revenue excluding revenue from government enterprises	81 959	0.7	111 182	1.8	396	111 578	2.4	−1 289	110 289	1.2		–893
Revenue from government enterprises	3 162	–20.4	6 807	2.0	–831	5 976	–9.7	–779	5 197	–21.5		−1 610
Total own-source revenue	85 121	–0.3	117 989	1.8	–435	117 554	1.7	−2 068	115 486	–0.1		−2 503
Federal transfers
Equalization	10 528	2.7	14 037	2.7	—	14 037	2.7	—	14 037	2.7		—
Health transfers	6 608	20.1	8 660	21.6	150	8 810	24.4	–32	8 778	23.9		118
Transfers for post-secondary education and other social programs	1 125	6.0	1 366	5.6	133	1 499	15.8	–48	1 451	12.1		85
Other programs	4 539	2.7	5 679	–20.5	1 472	7 151	6.8	–127	7 024	4.9		1 345
Subtotal – Federal transfers	22 800	7.4	29 742	1.8	1 755	31 497	9.6	–207	31 290	8.9	(2)	1 548
TOTAL REVENUE	107 921	1.2	147 731	1.8	1 320	149 051	3.3	−2 275	146 776	1.7		–955

(1)	These forecasts correspond to those published in the March 2024 budget.
(2)	Annual growth in federal transfer revenues is estimated at 8.9% in 2023-2024, stemming from a one-time increase from the Canada Health Transfer. For the first nine months of the year, growth is weaker (7.4%) due to the change in the value of the special Québec abatement, which is deducted from transfer revenues. Growth in transfer revenues from January to March 2024 is expected to be higher than for the same period the previous year.

Report on Québec’s Financial Situation – Third Quarter of 2023-2024	Page 20 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2023-2024 (cont.)

Results and budgetary outlook for 2023-2024 – Expenditure

(level and adjustment in millions of dollars, percentage change compared to the same period last year)

			Forecast for fiscal 2023-2024
	April to December 2023		March 2023 budget		Fall 2023 update			New estimate(1)			Adjustment since the
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)	March 2023 budget
Portfolio expenditures
Santé et Services sociaux	45 025	3.5	59 015	1.6	82	59 097	–0.5	331	59 428	0.0	413
Éducation	14 236	3.1	20 203	6.0	–273	19 930	1.9	522	20 452	4.9	249
Enseignement supérieur	7 499	8.2	10 480	5.0	–146	10 334	7.0	350	10 684	10.7	204
Famille	6 184	8.5	8 210	5.8	158	8 368	6.8	355	8 723	11.3	513
Transports et Mobilité durable	4 827	14.9	6 957	–1.3	–148	6 809	5.5	–668	6 141	–4.8	-816
Emploi et Solidarité sociale	4 258	–42.6	5 250	–42.5	228	5 478	–39.0	264	5 742	–36.1	492
Affaires municipales et Habitation	2 539	–3.5	4 546	–2.9	193	4 739	–3.8	584	5 323	8.0	777
Économie, Innovation et Énergie	2 612	40.9	3 680	12.3	181	3 861	20.5	305	4 166	29.9	486
Environnement, Lutte contre les changements climatiques, Faune et Parcs	1 144	37.0	2 283	14.0	159	2 442	46.0	–223	2 219	32.6	–64
Other portfolios	12 658	17.0	17 769	13.5	1 611	19 380	24.2	–911	18 469	18.3	700
Subtotal – Portfolio expenditures	100 982	3.4	138 392	1.2	2 046	140 438	2.3	909	141 347	3.0	2 955
Debt service	7 542	–4.3	9 464	–5.9	403	9 867	–1.9	–217	9 650	–4.1	186
TOTAL EXPENDITURE	108 524	2.8	147 856	0.7	2 449	150 305	2.0	692	150 997	2.5	3 141

(1)	These forecasts correspond to those published in the March 2024 budget.

Report on Québec’s Financial Situation – Third Quarter of 2023-2024	Page 21 | 23

Appendix

Appendix 2: Change in certain economic variables

Recent economic indicators in Québec

(year-over-year percentage change, unless otherwise indicated)

	Oct.	Nov.	Dec.	Jan.	Quarters of 2023				2023
	2023	2023	2023	2024	Q1	Q2	Q3	Q4	Fcst(1)	Obs.(2)
Real GDP by industry	0.4	–0.4	—	—	0.4	–0.3	–0.3	—	0.2	0.3
Job creation (thousands)	–13.5	–0.7	12.3	–7.5	42.8	4.8	12.0	11.1	103.3	103.3
Unemployment rate (per cent)	5.0	5.2	4.7	4.5	4.1	4.3	4.4	5.0	4.5	4.5
Retail sales (nominal terms)	0.7	–0.7	0.2	—	1.4	–0.3	2.0	0.5	4.0	4.1
Consumer price index(3)	4.2	3.6	4.0	3.3	5.5	4.1	4.4	3.9	4.5	4.5
Housing starts (thousands)	41.8	29.7	43.5	45.8	36.4	35.2	45.2	39.4	38.9	38.9
Real GDP	—	—	—	—	0.4	–0.4	–0.2	—	0.2	0.2
GDP (nominal terms)	—	—	—	—	0.8	1.4	0.8	—	3.9	3.9
Household consumption (nominal terms)	—	—	—	—	1.9	0.6	1.7	—	6.1	6.5
Wages and salaries (nominal terms)	1.4	0.3	–3.9	—	1.5	1.7	1.4	0.5	5.7	6.0
Net operating surplus of corporations (nominal terms)	—	—	—	—	–4.0	–1.3	–2.0	—	–11.0	–13.9

(1)	These forecasts correspond to those published in the March 2024 budget.
(2)	Cumulative of available periods compared to the same period of the previous year.
(3)	Change compared to the previous year.

Sources: Institut de la statistique du Québec, Statistics Canada, and Canada Mortgage and Housing Corporation.

Report on Québec’s Financial Situation – Third Quarter of 2023-2024	Page 22 | 23

Notes

► Note to the reader

The Report on Québec’s Financial Situation provides an overview of the Québec government’s financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government’s annual financial statements.

► Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État” (in French only).

► Publication date of next quarterly report

The Report on Québec’s Financial Situation – Fourth Quarter of 2023-2024 will be published in June 2024.

For more information, contact the Direction des communications of the Ministère des Finances at info@finances.gouv.qc.ca.

The report is available on the Ministère des Finances website at: www.finances.gouv.qc.ca.

Report on Québec’s Financial Situation – Third Quarter of 2023-2024	Page 23 | 23